CNX Coal Resources LP

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

May 8, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds, Assistant Director
Division of Corporation Finance

Re:	CNX Coal Resources LP
Registration Statement on Form S-1
Filed April 1, 2015
File No. 333-203165

Ladies and Gentlemen:

Set forth below are the responses of CNX Coal Resources LP, a Delaware limited partnership (“we,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 28, 2015, with respect to the Partnership’s Registration Statement on Form S-1 filed with the Commission on April 1, 2015 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) with the Commission. For your convenience, we have hand delivered three copies of this letter, as well as three copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement. We are also concurrently providing certain information responsive to Comment #16 in a separate letter to the Staff (the “Supplemental Letter”).

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

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Response: We acknowledge the Staff’s comment and advise the Staff that, to date, neither we nor anyone authorized on our behalf has engaged in any “testing the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that we or anyone authorized on our behalf present any written communications to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of such written communications.

2.	We note your reference to art in various places in your prospectus. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations (Securities Act Forms) for additional guidance.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to include the Partnership’s logo. Please see the cover page of the prospectus included in Amendment No. 1. We will provide any other artwork in a future amendment to the Registration Statement.

Prospectus Summary, page 1

3.	We note your statement on page 1 that your initial assets include “a 20% undivided interest in, and operational control over, CONSOL Energy’s Pennsylvania mining complex” and your statement on page 3 that CONSOL Energy will give you the 20% interest in connection with the completion of this offering. Please revise to clarify that you do not yet own this asset.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 1, 95 and 125.

4.	Please provide the source(s) of the average cash margin per ton as stated in the last paragraph on page 6.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 7, 126 and 131.

5.	Please provide clear disclosure throughout the prospectus as to who will manage and operate the Pennsylvania mining complex. On page 3 you state you will. However, on page 12 you state that the officers of the general partner will manage the operations and activities. Please provide a clearer discussion of the rights and obligations of the parties regarding the management and operation of the Pennsylvania mining complex. Revise similar disclosure in the business section.

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Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 3, 127 and 137.

6.	Please revise your disclosure on page 14 regarding cash distributions to provide more specific disclosure regarding the incentive distributions to the general partner. Also, clarify the “certain circumstances” where the general partner has the right to reset the target distribution levels.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 14-15.

Summary Historical and Pro Forma Financial and Operating Data, page 18

7.	We note on page F-4 that you include placeholders for certain pro forma information, including the amount of net income allocated to the general partners and limited partners and the basic and fully diluted per unit data. Please revise to provide similar pro forma information under this heading and your Selected Financial Data on page 90.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 20 and 91.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 92

How We Evaluate our Operations, page 92

8.	We note your presentation within this section of various measures which management used to assess your financial performance. To the extent this discussion is not provided in your results of operations, please revise to provide a discussion of the period-on-period changes in these key performance indicators for the periods covered by your MD&A. For Example, you should discuss the primary factors which led to an increase in Adjusted EBITDA from 2013 to 2014. For guidance, please refer to Section III.B.1 of SEC Release No. 33-8350.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 102 and 105.

Factors that Affect our Results, page 94

9.	Please revise to discuss with greater specificity the “pre-established price adjustments” that may be made to your committed and priced contracts. For instance, describe the “certain proprietary price adjustment formulas.” Please also revise similar language on page 135.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 99, 142 and 143.

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Results of Operations

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013, page 97

10.	We note that you disclose “total cost of coal sold” in the results of operations table within MD&A, but you do not present this measure on the combined statements of operations (page F-10). We further note that you present certain line items in the results of operations table that exclude amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statements of operations. Please tell us how your use of these performance measures is consistent with Rule 10(e) of Regulation S-K, and the reasons for not classifying these as non-GAAP measures.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to include a reconciliation of cost of coal sold to total costs. Please see page 93.

Coal Operations, page 97

11.	We note your reconciliations of “total costs per ton sold,” which appears to be derived in part by using the components of total cost of coal sold, and “average cash margin per ton sold,” which appears to be derived in part by using certain components of the total costs per ton sold measure. We further note that the individual components used to derive total cost of coal sold exclude amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statements of operations (page F-10). Please tell us how your use of these per ton sold performance measures is consistent with Rule 10(e) of Regulation S-K, and the reasons for not classifying these as non-GAAP measures.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we consider the measures identified above that are presented on a per-ton basis to be operating measures, which are excluded from the definition of a non-GAAP measure pursuant to Item 10(e)(4) of Regulation S-K. In light of the Staff’s comment, however, we have included a reconciliation of average cash margin per ton in the Registration Statement. Please see page 94.

Capital Resources and Liquidity, page 99

12.	Please revise to quantify your capital expenditure requirements for the next twelve months in greater detail, including any material commitments for capital expenditures as of the end of the latest fiscal period and any known material trends in your capital resources. See Item 303(a)(2) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. We will quantify our estimate of actual cash maintenance expenditures in a future amendment to the Registration Statement. Please see page 109.

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Revolving Credit Facility, page 100

13.	Once known, please revise the disclosure in this section to set forth the applicable spread for the interest rate calculation, including what the calculated interest rate would have been as of a recent date, and the commitment fee.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 106.

Business, page 117

Overview, page 117

14.	We note your disclosure on pages 6, 118 and 123 comparing the Company’s average cash margin per ton of $25.27 to the average cash margin per ton of $14.41 for coal master limited partnerships. Please tell us and revise to disclose how you determined the average cash margin per ton for coal master limited partnerships. To the extent applicable, also disclose that your average cash margin per ton may not necessarily be comparable to that of other entities as a result of different practices of calculating this measure.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 126 and 131.

Coal Reserve, page 133

15.	As footnote to your reserve tables, under this heading and in the Overview Section on page 3, please disclose the coal price used to calculate your reserves, mine dilution, the average mining recovery, and wash plant recoveries.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 3, 127 and 141.

16.	We note your reserves were audited by Golder Associates Inc. in 2014. With a minimal transfer of paper, forward to our engineer as supplemental information and not as part of the registration statement, this audit report evaluating the legal, technical and economic feasibility of your materials designated as reserves, as required by SEC’s Industry Guide 7(c). This may include the following:

•	Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.

•	Drill-hole maps showing drill intercepts.

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•	General cross-sections that indicate the relationship between coal seams, geology and topography.

•	The specific criteria used to estimate reserves.

•	Site specific economic justification for the criteria you used to estimate reserves.

•	Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Response: We acknowledge the Staff’s comment and have provided the requested information in the Supplemental Letter.

Our Customers and Contracts, page 134

17.	Please disclose the percent of revenues attributable to each of your major customers. Please discuss the material terms of the agreements with your major customers. In addition, please file any material contracts with these customers.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to disclose the percent of revenues attributable to each of our customers accounting for 10% or more of our revenues and to discuss the material terms of our agreements with those customers. Please see pages 143-144.

We respectfully submit that we do not believe that any of our coal sales contracts are contracts that are required to be filed as exhibits to the Registration Statement because (i) such contracts were made in the ordinary course of business and (ii) our business is not substantially dependent on any of such contracts.

Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant . . . .” Item 601(b)(10)(ii) of Regulation S-K states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made “in the ordinary course,” unless it falls within one of several categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance. Our ordinary course of business involves the production and sale of coal and, as such, our coal sales contracts are the types of agreements that ordinarily accompany our business.

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Of the categories of ordinary course contracts that are nevertheless required to be filed, only the category described in Item 601(b)(10)(ii)(B), which requires the filing of any “contract upon which the registrant’s business is substantially dependent,” is relevant to our coal sales contracts.

There is no bright line test under Item 601(b)(10)(ii)(B) to determine whether a company is substantially dependent on a particular contract or agreement. For the year ended December 31, 2014, no single customer sales contract accounted for more than 9.9% of the volume of coal sold or more than 10.6% of total revenue. Based upon current and anticipated market conditions of demand for our product, we do not believe that the termination or expiration of, or the nonpayment or nonperformance by a counterparty with respect to, any one of our coal sales contracts would have any sustained adverse impact on our business. We believe that we could readily sell a corresponding volume of coal to existing or new customers either under contractual arrangements or in the spot market. For the reasons described below, we do not believe that our business is substantially dependent on any one of our coal sales contracts.

•	As disclosed in the Registration Statement under “Industry—Overview,” we sell a global commodity for which consumption is expected to increase for the foreseeable future. According to the BP Statistical Review, coal represented approximately 30% of the world’s primary energy consumption in 2013, its highest share since 1970. Global coal consumption grew 3% from 2012 to 2013, making coal the world’s fastest growing fossil fuel, according to the BP Statistical Review. According to Wood Mackenzie, coal’s use in global electricity generation is forecasted to rise 75% from 2014 to 2035.

•	As disclosed in the Registration Statement under “Industry—Coal Consumption and Demand—United States Coal Market,” despite the retirement of coal-fired generation capacity and increased share of natural gas and other fuel sources in electric generation, the EIA forecasts that the U.S. coal industry will retain its position as the predominant supplier of fuel to the domestic utility industry through 2030. According to the EIA’s Annual Energy Outlook 2014, domestic thermal coal consumption is expected to increase to approximately 970 million tons by 2025 and coal’s share of domestic power generation is projected to average 38% throughout the EIA’s forecast period. We believe that our logistics infrastructure and proximity to coal-fired power plants in the eastern United States provide us with operational and marketing flexibility and, combined with forecasted domestic demand for coal, would enable us to readily replace lost sales with respect to any of our existing coal sales contracts.

•	As disclosed in the Registration Statement under “Industry—Coal Consumption and Demand—Seaborne Thermal Coal Market” and “—

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Seaborne Metallurgical Coal Market,” according to Wood Mackenzie, coal consumption in the seaborne thermal coal market increased from approximately 615 million metric tons in 2008 to 936 million metric tons in 2014, a compounded annual growth rate of 7.3%. According to Wood Mackenzie, coal consumption in the seaborne metallurgical coal market increased from approximately 216 million metric tons in 2008 to 286 million metric tons in 2014, a compounded annual growth rate of 4.8%. Furthermore, between 2004 and 2014 export thermal and metallurgical coal from the United States both increased 103% over the same time period. We believe that our advantageous access to international markets through CONSOL Energy’s Baltimore Marine Terminal provides us with opportunities to capitalize on this demand from foreign consumers.

•	For the year ended December 31, 2014, the Bailey mine and Enlow Fork mine effectively “sold out” of coal while producing at 99.6% of production capacity. Over the past five fiscal years, the Pennsylvania mining complex produced coal, on average, at 96.1% of production capacity, and it sold, on average, approximately 99.9% of the volume of coal produced. We believe that the Pennsylvania mining complex’s historical ability to sell substantially all of the coal produced, while producing near production capacity, supports our view that we could readily generate replacement sales if any one of our coal sales contracts expired or terminated. To this end, as described in the Registration Statement, we believe that our favorable logistics infrastructure and proximity to coal-fired power plants in the eastern United States provide us with a competitive advantage and position us to readily replace any such lost volumes.

•

We believe that we produce coal that is attractive to a variety of customers due to its heat, sulfur and chlorine content as compared to the coal produced from other competing coal producing basins such as the Illinois Basin, Powder River Basin and other parts of the Northern Appalachian Basin. As disclosed in the Registration Statement, we believe that we are favorably positioned to compete with coal producers in all four primary coal producing basins in the United States primarily because of: (i) our significant transportation cost advantage compared to producers in the Illinois Basin and the Powder River Basin that incur higher rail transportation rates to deliver coal to our core market in the eastern United States, (ii) our favorable operating environment compared to producers in the Central Appalachian Basin, where production has been declining and is expected to continue to decline primarily due to the basin’s high cost production profile, reserve degradation and difficult permitting environment and (iii) the high-quality characteristics of our coal, which enables us to compete for demand from a broader range of coal-fired power plants compared to mining operations in basins that typically produce coal with a comparatively lower heat content, such as the Illinois Basin and Powder River Basin, mining operations in basins that typically produce coal with a comparatively higher sulfur content, such as the Illinois Basin and most

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areas in the Northern Appalachian Basin, and mining operations in basins that typically produce coal with a comparatively higher chlorine content, such as the Illinois Basin. Accordingly, we believe the favorable characteristics of our coal enables us to attract new sales volumes from a broad range of potential customers should the need arise.

•	All of our reserves exhibit thermoplastic behavior suitable for cokemaking, which enables us to sell our coal in the metallurgical market to cokemakers and steel manufacturers. Our ability to sell coal in both the thermal and metallurgical coal markets allows us to adjust our marketing strategy depending on market conditions and provides us with a larger pool of possible customers than if we sold our coal to only thermal coal consumers.

For the reasons described above, we do not believe that the Partnership is substantially dependent upon any one of its coal sales contracts. If any one of our coal sales contracts were terminated or expired, or we experienced the nonpayment or nonperformance by a counterparty, we would not experience more than a short-term negative impact on our business because we expect that we would readily generate replacement sales for the reasons described above. Following the closing of the offering, we will continue to assess whether the Partnership becomes substantially dependent upon any one coal sales contract such that an exhibit filing is required under Item 601(b)(10)(ii)(B).

18.	Please add disclosure regarding the penalties you may be required to pay in the event your do not deliver coal within the specified ranges. Please also address the customer election of penalties versus rejection of coal shipments for previous fiscal years to put this potential issue in context.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 143.

Employees, page 143

19.	Please revise to clarify the number of full-time employees you will have. Please specify the number of employees Consol has that will be employed pursuant to the employment services agreement.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to clarify that neither the Partnership nor its subsidiaries will have any employees. Please see page 151. With respect to the employee services agreement, we respectfully submit that we disclose on page 151 that, as of December 31, 2014, CONSOL Energy employed over 1,850 people who will provide direct support to our operations pursuant to the employee services agreement. Under the employee services agreement, subject to our ultimate control of the scope of the operational services to be provided, Consol Pennsylvania Coal Company LLC (“CPCC”), a Delaware limited liability company and wholly owned subsidiary of CONSOL Energy, must provide, and

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has the sole right to direct and supervise, the personnel that perform operational services, which may include (i) full-time employees of CPCC, or affiliates of CPCC, (ii) any other employees of CPCC or affiliates of CPCC, and/or (iii) third party contractors hired by CPCC necessary to perform the operational services. The number of personnel that perform operational services under the employee services agreement will fluctuate based on the levels of activity required to perform operational services. Unlike an employment agreement or similar contract, the employee services agreement does not directly employ individuals that will perform operational services, and no such individuals are party to, or employed pursuant to, the employee services agreement. Rather, the employee services agreement obligates CPCC to provide the personnel necessary to perform the operational services.

Management, page 145

20.	We note that your officers and directors are also officers and directors of CONSOL Energy. Please revise to quantify, in an appropriate place in your prospectus, the approximate amount or percentage of professional time each will devote to your business and affairs.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 153.

21.	We note that you expect your general partner to have five directors at the completion of your offering and that you do not expect that your general partner’s board of directors will be comprised of a majority of independent directors. We further note that you are required to have an audit committee of at least three independent directors. Please revise to reconcile your disclosure.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 153.

Executive Compensation, page 149

22.	We note that the compensation will appear to be paid by the general partner for the named executive officers but the company is required to reimburse the general partner for those expenses. Please revise the disclosure in this section to discuss the compensation to be paid by the general partners that will be reimbursed. Provide the information required by Item 402 of Regulation S-K. Discuss the material terms of any employment agreements and file as exhibits.

Response: We acknowledge the Staff’s comment and respectfully submit that no information regarding compensation to be paid by our general partner is required by Item 402 of Regulation S-K in the Registration Statement.

The Partnership is managed by the directors and executive officers of the general partner. The executive officers of the general partner are employed and

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compensated by CONSOL Energy or its affiliates, other than the general partner, and the responsibility and authority for all compensation-related decisions for the general partner’s executive officers resides with the compensation committee of CONSOL Energy’s board of directors. Accordingly, the compensation of the executive officers of the general partner is paid by CONSOL Energy and its affiliates, other than the general partner.

The Partnership and the general partner do not establish or direct the compensation policies or practices of CONSOL Energy. All compensation previously awarded to the general partner’s executive officers was provided by CONSOL Energy or its affiliates, other than the general partner, and going forward, the general partner’s executive officers will not receive separate amounts of compensation in relation to the services they provide to the general partner or to the Partnership (other than with respect to any awards that may be granted under the long-term incentive plan that the Partnership intends to adopt prior to the completion of the offering).

The Partnership and the general partner will enter into an omnibus agreement with CONSOL Energy pursuant to which the Partnership will reimburse CONSOL Energy for compensation related expenses (including salary, bonus, incentive compensation and other amounts) attributable to the portion of an executive’s compensation that is allocable to the general partner or the Partnership, as applicable. We initially expect that this allocable portion will represent substantially less than a majority of the compensation for our general partner’s executive officers.

Pursuant to Regulation S-K Question 217.03 in the Division of Corporate Finance’s Compliance and Disclosure Interpretations (“C&DI 217.03”) and the provisions applicable to emerging growth companies under the Jumpstart Our Business Startups Act (the “JOBS Act”), the Partnership is not required to disclose in the Registration Statement compensation previously awarded to the general partner’s executive officers by CONSOL Energy. In accordance with C&DI 217.03, the Partnership will begin reporting the compensation of the general partner’s named executive officers for services rendered to the Partnership and its subsidiaries for periods commencing on and after the date of completion of the offering.

In appropriate future filings for future years, the Partnership intends to disclose with respect to the executive officers of the general partner, to the extent required by the provisions of Item 402 of Regulation S-K applicable to emerging growth companies under the JOBS Act, (i) the compensation paid by CONSOL Energy to the general partner’s named executive officers and allocable to services to the Partnership, including certain information regarding CONSOL Energy’s compensation plans and agreements (based on the Partnership’s consideration of the Commission’s applicable guidance regarding the allocation of compensation, including but not limited to Regulation S-K Questions 217.08 and 217.09 in the Division of Corporation Finance’s Compliance & Disclosure Interpretations) and

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(ii) any compensation associated with awards granted to the general partner’s named executive officers under the long-term incentive plan that the Partnership intends to adopt prior to the completion of the offering.

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Please direct any questions or comments regarding this correspondence to our counsel, Brett Braden of Latham & Watkins LLP, at (713) 546-7412.

Very Truly Yours,

/s/ Lorraine L. Ritter
Lorraine L. Ritter
Chief Financial Officer and
Chief Accounting Officer
CNX Coal Resources GP LLC

cc:	Brett E. Braden, Latham & Watkins LLP
David P. Oelman, Vinson & Elkins L.L.P.
Douglas E. McWilliams, Vinson & Elkins L.L.P.